UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLAN
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 33-64647

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation 1100 Boulders Parkway Richmond, Virginia 23225

REQUIRED INFORMATION

      See Appendix 1.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN By: /s/ W. Hildebrandt Surgner, Jr. —————————————— W. Hildebrandt Surgner, Jr., Chairman Employee Savings Plan Committee

Date: June 28, 2005

Appendix 1

Tredegar Corporation Retirement
Savings Plan

FINANCIAL REPORT

DECEMBER 31, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator
   Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PKF Witt Mares, PLC

Richmond, Virginia
June 16, 2005

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
ASSETS
Investments:
Money market funds	$10,054	$419,517
Common stock	61,312,229	50,593,184
Actively managed commingled funds	45,541,054	38,453,673
Loans to participants	1,212,469	1,287,526

Total investments	108,075,806	90,753,900

Receivables:
Accrued interest and dividends	122,292	131,153
Due from broker for securities sold	34	33,994

Total receivables	122,326	165,147

Total assets	108,198,132	90,919,047

LIABILITIES
Accrued administrative fees	3,399	32,809
Due to broker for securities purchased	301,771	—

Total liabilities	305,170	32,809

Net assets available for benefits	$107,892,962	$90,886,238

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest	$73,581	$92,271
Dividends	501,350	540,932
Net appreciation in fair value of investments	18,744,905	8,293,769

Total investment income	19,319,836	8,926,972

Contributions:
Employer	2,341,190	2,395,871
Participant	5,552,846	6,464,716
Rollover	58,762	153,712

Total contributions	7,952,798	9,014,299

Total additions	27,272,634	17,941,271

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Administrative expenses	17,549	22,594
Benefits paid to participating employees	10,248,361	7,268,250

Total deductions	10,265,910	7,290,844

NET INCREASE	17,006,724	10,650,427

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	90,886,238	80,235,811

End of year	$107,892,962	$90,886,238

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tredegar Corporation (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation. Tredegar also operates a biotech business that is developing certain healthcare related technologies. The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded. The value of a participant’s account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Security Valuation

Investments are stated at fair value determined as follows:

Money market funds — market price which is equivalent to cost

Common stock — last published sale price on the New York Stock Exchange

Actively managed commingled funds — provided in the audited annual report of the Frank Russell Trust Company

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2. DESCRIPTION OF PLAN

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

NOTE 3. CONTRIBUTIONS AND INVESTMENT OPTIONS

As of December 31, 2004 and 2003, there were 2,043 and 2,077 employees, respectively, participating in the Plan. As of December 31, 2004 and 2003, 2,059 and 2,039 employees, respectively, were eligible to participate in the Plan.

Participants may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 15%. The contribution paid on behalf of the participant by Tredegar is generally 50% of each nonrepresented participant’s contribution up to 10%. Contributions made by Tredegar are invested in the Tredegar Corporation Common Stock Fund.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers Tredegar stock and nine (9) actively managed commingled funds as investment options to participants.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 4. INVESTMENTS

The following table presents the fair value of investments as of December 31, 2004 and 2003.

	2004 (1)	2003 (1)

Money market funds - Frank Russell Trust
Company Short-Term Investment Fund	$10,054	$419,517

Investments at fair value as determined by
quoted market price:
Common stock:
Tredegar Corporation	61,312,229	50,593,184

Actively managed commingled funds (2):
Russell Investment Contract Fund, Class C	5,701,603	5,682,265
Russell Global Balanced Fund, Class C	6,702,201	5,625,130
Russell Equity I Fund, Class G	10,381,707	9,042,572
Russell Small Capitalization Fund, Class D	5,232,783	3,529,126
Russell Fixed Income I Fund, Class B	3,129,576	3,123,683
Russell Domestic Conservative Balanced Fund, Class B	2,429,964	2,456,695
Russell Aggressive Balanced Fund, Class B	3,662,030	2,902,587
Russell 1000 Index Fund, Class A	5,924,138	4,860,871
Russell All International Markets Fund, Class B	2,377,052	1,230,744

	45,541,054	38,453,673

Loans to participants	1,212,469	1,287,526

Total investments	$108,075,806	$90,753,900

(1)	Investments are carried in the statements of net assets available for benefits at fair value.

(2)	Investment values are based on the audited annual report of the Frank Russell Trust Company.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 4. INVESTMENTS (Concluded)

During the years ended December 31, 2004 and 2003, the Plan’s investment portfolio (including investments bought, sold and held during the year) appreciated in value by $18,744,905 and $8,293,769 as follows:

	2004	2003
Investments at fair value as determined by
quoted market price:

Common stock	$14,780,392	$1,892,994

Investments at fair value as determined in the
audited annual report of the Frank Russell
Trust Company:

Actively managed commingled funds	3,964,513	6,400,775

Net change in fair value	$18,744,905	$8,293,769

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 5. NONPARTICIPANT–DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2004	2003
Net assets available for benefits:
Money market funds	$—	$334,273
Common stock	61,312,229	50,593,184
Accrued interest and dividends	122,200	131,076
Due to broker for securities purchased	(301,771)	—

	$61,132,658	$51,058,533

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income:
Interest	$41,375	$40,840
Dividends	501,350	540,932
Net appreciation in fair value of investments	14,780,392	1,886,490

	15,323,117	2,468,262

Contributions:
Employer	2,317,503	2,386,000
Participant	1,228,429	1,776,754
Rollover	—	6,017

	3,545,932	4,168,771

Total additions	18,869,049	6,637,033

Deductions from net assets attributed to:
Administrative expenses	15,439	18,732
Benefits paid to participating employees	4,122,487	3,471,737
Transfers to participant-directed investments	4,656,998	3,477,766

Total deductions	8,794,924	6,968,235

Net increase (decrease)	10,074,125	(331,202)

Net assets available for benefits:
Beginning of year	51,058,533	51,389,735

End of year	$61,132,658	$51,058,533

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 6. FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed Tredegar by a letter dated September 7, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the plan’s financial statements.

NOTE 7. ADMINISTRATIVE EXPENSES

The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

NOTE 8. FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar’s contributions throughout the year. Forfeitures were $62,262 and $53,805 for the years ended December 31, 2004 and 2003, respectively.

NOTE 9. PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 10. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004
EIN: 54-1497771 PN: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Russell Trust Company Short-Term Investment Fund	10,054 units	$ 10,054	$10,054
*	Tredegar Corporation common stock	3,033,757 shares	22,271,876	61,312,229
	Russell Investment Contract Fund, Class C	431,090 shares	**	5,701,603
	Russell Global Balanced Fund, Class C	519,148 shares	**	6,702,201
	Russell Equity I Fund, Class G	1,205,773 shares	**	10,381,707
	Russell Small Capitalization Fund, Class D	427,165 shares	**	5,232,783
	Russell Fixed Income I Fund, Class B	207,119 shares	**	3,129,576
	Russell Domestic Conservative Balanced Fund, Class B	192,092 shares	**	2,429,964
	Russell Aggressive Balanced Fund, Class B	288,348 shares	**	3,662,030
	Russell 1000 Index Fund, Class A	582,511 shares	**	5,924,138
	Russell All International Markets Fund, Class B	164,958 shares	**	2,377,052
		299 loans
*	Participant loans	5.00% - 10.50%	-0-	1,212,469

	Total investments			$108,075,806

*	party-in-interest

**	cost omitted for participant-directed investments